Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 31, 2023
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Yaron Meyer and/or Hani Luxenburg and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Friday, April 21, 2023, at the 2023 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300, at 10:00 a.m. Eastern Daylight Time (EDT) on Wednesday, May 31, 2023, and at any and all adjournments or postponements thereof on the matters listed on the reverse side, which matters are more fully described in the Notice of 2023 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2023 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of Proposals 1, 2, 3, 4, 5 or 6, this Proxy will be voted “FOR” such proposal(s). If no direction is made with respect to either of Proposals 7 or 8, the undersigned will be deemed to have abstained from voting on such proposal(s), unless the undersigned confirms on the reverse side whether the undersigned possesses a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, 5759-1999) in the approval of that proposal— in which case this proxy will be voted “FOR” that proposal as well. This proxy will furthermore be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
MEDIWOUND LTD.
MAY 31, 2023

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.equiniti.com to enjoy online access

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at -
http://ir.mediwound.com/financial-information/annual-reports

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.
PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 7A AND 8A, RELATING TO
PROPOSALS 7 AND 8.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE ⌧

Directions (Items 7A and 8A)
PLEASE BE CERTAIN TO FILL IN THE BOXES “FOR” EACH OF ITEMS 7A AND 8A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSALS 7 AND 8, RESPECTIVELY.

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposals 7 and/or 8, you should check the box “AGAINST” Items 7A, and/or 8A (as applicable). In that case, your vote will count towards or against the ordinary majority required for the approval of Proposals 7 and/or 8 (as applicable) but will not count towards or against the special majority required for the approval of that/those proposal(s).

IF YOU DO NOT INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER AND/OR HAVE A CONFLICT OF INTEREST IN ITEMS 7A AND/OR 8A, YOUR VOTE WILL NOT BE COUNTED AT ALL ON PROPOSALS 7 AND/OR 8 (AS APPLICABLE).

To change the address on your account, please check the box below and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

		FOR	AGAINST	ABSTAIN
1.	Re-election of the following director nominees:

(a)	Nachum (Homi) Shamir	☐	☐	☐

(b)	Vickie R. Driver	☐	☐	☐

(c)	David Fox	☐	☐	☐

(d)	Assaf Segal	☐	☐	☐

(e)	Stephen T. Wills	☐	☐	☐

2.	Re-appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm and authorization of the Board to fix its remuneration	☐	☐	☐

3.	Approval of increase in the Company’s authorized share capital from 12,857,143 ordinary shares, par value NIS 0.07 per share, to 20,000,000 ordinary shares, par value NIS 0.07 per share	☐	☐	☐

4.	Approval of an increase by 1,000,000 in the number of ordinary shares available for issuance under the Company’s 2014 Equity Incentive Plan	☐	☐	☐

5.	Approval of grants of options to purchase 11,800 ordinary shares for the Company’s Chairman of the Board, and options to purchase 5,900 ordinary shares for each of the other non-employee directors	☐	☐	☐

6.	Extension by five years of the exercise period of options to purchase ordinary shares that had been granted to certain directors in April 2020	☐	☐	☐

7.	Approval of a cash bonus to Ofer Gonen, the Company’s CEO, in respect of 2022	☐	☐	☐

7A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 7 [MUST COMPLETE]	☐	☐

8.	Approval of an equity grant, comprised of options to purchase 86,000 ordinary shares, to Ofer Gonen, the Company’s CEO	☐	☐	☐

8A.	The undersigned hereby confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 8 [MUST COMPLETE]	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.